Exhibit 99.2
Annual Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 13, 2015

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations - Section 11.3

In respect of the annual meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed:

	William T. Donovan	207,933,260	97.78%	4,711,370	2.22%
	Brian J. Gibson	211,068,496	99.26%	1,576,134	0.74%
	Allen R. Hagerman	211,170,960	99.31%	1,473,670	0.69%
	Catherine J. Hughes	211,709,477	99.56%	935,152	0.44%
	Steven W. Krablin	211,696,884	99.55%	947,746	0.45%
	Stephen J.J. Letwin	206,584,043	97.15%	6,060,587	2.85%
	Kevin O. Meyers	202,532,270	95.24%	10,112,360	4.76%
	Kevin A. Neveu	210,983,231	99.22%	1,661,399	0.78%
	Robert L. Phillips	205,794,994	96.78%	6,849,636	3.22%

2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	228,562,377	98.72%	2,974,074	1.28%

3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	209,494,537	98.52%	3,150,010	1.48%